

September 11, 2012

Via Secure E-Mail
Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

> **Re:** **SolarCity Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submission No. 5**
> **Submitted August 31, 2012**
> **CIK No. 0001408356**

Dear Mr. Rive:

We have reviewed the above-captioned submission, including your letters of correspondence dated August 30, 2012 and September 9, 2012. We have the following comments.

Management's Discussion and Analysis

Critical Accounting Policies

Common Stock Valuations, page 60

1. We note your response to comment eight from our letter dated August 22, 2012. We continue to have difficulty understanding what factors caused a significant increase in the fair value of your common shares from $5.92 at September 14, 2011 to $10.74 at January 31, 2012 as well as how you determined that none of this increase was attributable to periods prior to January 31, 2012. During this time period, we note that you used a common stock fair value of $5.92 to value 1,480,724 options granted on October 24, 2011 and a common stock fair value of $5.98 to value 569,600 options granted on November 2, 2011 and December 5, 2011. Your response refers to two significant events which you believe principally accounted for the increase in your common stock valuation, which were the pending Series G preferred stock financing for which preliminary valuation discussions began in late December 2011 and the commencement of your internal preparation for an initial public offering in late December 2011. While these events appear to provide insight on the fair value of your common stock at the time of the events, your response still does not seem to address why the increase in the fair value of your common shares as indicated by these events was not attributable to factors which existed prior to January 2012. For example, investors may have been willing to

pay more for your common shares due to improved company performance, which may be indicated by the 23% increase in revenues during the quarter ended September 30, 2011. Please advise.

2. In your application of the probability-weighted expected return method, please help us better understand how you determined it was appropriate to apply an additional non-marketability discount to your valuation of common stock. Please tell us what consideration you gave as to whether the non-marketability discount is presumably already reflected in the probability of a public offering.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

3. We note your response to comment six from our letter dated August 22, 2012. As discussed on the conference call held on September 10, 2012, please provide us with an analysis of how you determined cash flows related to payments for solar energy system costs should be presented on your statements of cash flows pursuant to ASC 230. Your analysis should also correspondingly address how you determined these costs should be presented on your balance sheet.

Note 11. Borrowings Under Bank Lines Credit

4. We note your response to comment eight from our letter dated August 22, 2012. The $5.1 million reflected within long-term debt related to the vehicle financing facility represents approximately 23% of your working capital as of June 30, 2012. In this regard, please tell us how you determined that you will comply with the breached covenants at future measurement dates with the next twelve months from June 30, 2012. Please refer to ASC 470-10-45-1 and Example 1 in ASC 470-10-55.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief